Sangui BioTech International, Inc.

1393 North Bennett Circle

Farmington, Utah 84025

c/o SanguiBioTech GmbH
Alfred-Herrhausen-Str. 44
58455 Witten

TO:

Jim B. Rosenberg, Senior Assistant Chief Accountant

Ibolya Ignat, Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Stop 4720

Washington, D.C. 20549

FROM:

Joachim Fleing, Chief Financial Officer

Sangui Biotech International, Inc.

DATE:

November 13, 2009

RE:

Sangui Biotech International, Inc.

Form 10-KSB for the Year Ended June 30, 2008

Form 10-Q for the Quarterly Period ended September 30, 2008

File No. 0-29233

We are in receipt of your correspondence dated October 23, 2009 and submit the following in response.  We are currently working with our auditors to complete our June 30, 2009 audit as well as the re-audit of our June 30, 2008 financials.  We anticipate that both of these, the current audit and the re-audit, will be completed on or about the week beginning November 30, 2009.  Additionally, we are formulating a proper response to your correspondence of October 23, 2009 and are trying to coordinate our response letter with the completion of the audit and the preparation of the 2008 and 2009 Form 10-KSB filings.

The Company realizes that it is solely responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”).  Additionally, the Company realizes that the Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Sangui Biotech International, Inc.

/s/ Joachim Fleing

Joachim Fleing

Chief Financial Officer